Skadden, Arps, Slate, Meagher & Flom llp
ONE MANHATTAN WEST
NEW YORK, NY 10001
TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

April 27, 2021
BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attn:      Sherry Haywood
Asia Timmons-Pierce
Heather Clark
Martin James

Re:   FTC Solar, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Submitted April 19, 2021
File No. 333-254797
CIK No. 0001828161

FIRM/AFFILIATE OFFICES
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On behalf of our client, FTC Solar, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 26, 2021 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on April 19, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below.

Securities and Exchange Commission
April 27, 2021

The Offering, Risk Factors, page 12

1.
Your disclosure on page 12 indicates that the number of shares of common stock outstanding after the offering gives effect to 3,669,373 shares of common stock repurchased in the Stock Repurchase. However, your disclosure on page 11 indicates that you plan to repurchase 7,894,735. Please reconcile or revise these amounts.

The Company respectfully acknowledges the Staff’s comment. The Company expects to repurchase a total of 7,894,735 shares of common stock in the Stock Repurchase, which is comprised of (a) 3,669,373 shares of common stock outstanding as of March 31, 2021 and (b) 4,225,362 shares of common stock to be issued subsequent to March 31, 2021 upon the exercise of certain outstanding options and settlement of certain vested RSUs upon the effectiveness of the Registration Statement. The 4,225,362 shares are not outstanding at March 31, 2021 and will be issued and repurchased after that date (and therefore are excluded from the number of shares outstanding prior to the offering at March 31, 2021). They are similarly excluded from the number of shares expected to be outstanding after the completion of the offering due to the Stock Repurchase. The Company has revised the disclosure on page 12 to clarify that the 3,669,373 shares of common stock referenced does not include 4,225,362 shares of common stock that will be issued upon the exercise of certain outstanding options and the settlement of certain vested RSUs at the effectiveness of the Registration Statement and then immediately repurchased and retired in the Stock Repurchase.

Financial Statements, Notes to Consolidated Financial Statements, 19. Subsequent Events (Unaudited), page F-27

2.
You disclose that the proposed stock split will occur “after the registration statement and before the closing of this offering”. Please confirm to us and revise the note to clarify that the stock split will be effected prior to the closing of the offering, but will not be effected prior to effectiveness of your registration statement. Otherwise, revise the financial statements in your filing to retroactively present the stock split consistent with the guidance in SAB 4C and have your auditors dual date their report for the impact of the split.

The Company respectfully acknowledges the Staff’s comment, confirms that the stock split will be effected prior to the closing of the offering, but will not be effected prior to effectiveness of the Registration Statement, and has revised the disclosure on page F-27 to clarify that.

Securities and Exchange Commission
April 27, 2021

General

3.
Please revise to include disclosures required by Item 103 of Regulation S-K. In that regard, we note recent press of a lawsuit filed against you by FCX Solar LLC. Also, tell us how you considered the guidance in ASC 450 in concluding on the need for disclosure of this lawsuit in your financial statements.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 25 and 82 to include disclosure required by Item 103 of Regulation S-K.

The Company advises the Staff that it had performed an analysis under the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 450-20, Loss Contingencies (“ASC 450-20”). This analysis is summarized below.

ASC 450-20 requires disclosure of the contingency if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and an accrual is not made or exposure to loss exists in excess of the amount accrued.

The following facts related to potential loss contingencies for matters that existed as of December 31, 2020 with FCX Solar, LLC (“FCX”) and our evaluation of those facts as of March 9, 2021, the date the financial statements were issued. In 2020, the Company made a determination that amounts under a patent license agreement with FCX were not payable based on the nature of the Company's technology and the nature of the relevant intellectual property subject to license under such agreement. On November 30, 2020, the Company received a letter from FCX asserting unpaid amounts under the agreement equal to $682,350 plus late charges.  The letter did not threaten litigation.  Following receipt, the Company again investigated the relevant matters, including consultation with outside intellectual property counsel, and determined that the charges lacked merit and, again, that they were not due under the terms of the license agreement.  The Company communicated the same to FCX through response letter on December 23, 2020, and no development between such date and March 9, 2021 changed the Company’s determination.  On March 9, 2021, based on evaluation of the facts, the Company concluded there was a remote risk of material loss.

There were no changes in facts that would impact such conclusion between March 9, 2021 and April 19, 2021, the date the Company filed Amendment No. 1 to the Registration Statement.

On or about April 21, 2021, FCX filed a lawsuit against the Company in the United States District Court for the Southern District of New York.  The Company had no knowledge of the impending lawsuit in advance of its filing and was not made aware of the lawsuit until April 22, 2021. The complaint alleges breach of contract and other claims related to a patent license agreement and consulting relationship between FCX and the Company. FCX seeks damages of an amount to be determined at trial, but no less than approximately $133 million. The Company evaluated the assertions raised in the lawsuit, again with outside intellectual property counsel, and continues to believe the risk of material loss is remote. The Company believes it has strong defenses to the claim and plans to vigorously defend against it.  The Company will continue to make periodic re-assessments as required under ASC 450-20 and has added disclosure on page F-28 to disclose this event that occurred subsequent to the previous filing.

* * * * *

Securities and Exchange Commission
April 27, 2021

Please contact me at (212) 735-3416 or Andrea.Nicolas@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Andrea L. Nicolas

cc:	Patrick M. Cook, Chief Financial Officer, FTC Solar, Inc.
Jacob D. Wolf, Esq., General Counsel, FTC Solar, Inc.
Benjamin K. Marsh, Esq., Goodwin Procter LLP